SIMPSON THACHER & BARTLETT
AMERICAN LAWYERS ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600
FACSIMILE (852) 2869-7694
DIRECT DIAL NUMBER +852 2514 7630		E-MAIL ADDRESS lchen@stblaw.com

May 6, 2014

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alibaba Group Holding Limited

Registration Statement on Form F-1

CIK No.: 0001577552

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, the Company’s registration statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering and listing in the United States of the Company’s ordinary shares to be represented by American depositary shares.

In connection with the Registration Statement, the Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this

Leiming  Chen Philip  M.J. Culhane  Daniel Fertig  Celia Lam Chris  Lin Sinead O’Shea  Jin Hyuk Park  Kathryn King  Sudol Christopher Wong

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requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III.B.c, in which the Staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this request, the Company has made representations to the Commission in a letter submitted concurrently with the Registration Statement and filed as Exhibit 99.3 to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

In addition to the foregoing, we note that the Registration Statement at the time of initial filing contains selected consolidated financial information, prepared in accordance with U.S. GAAP, as of and for the fiscal years ended March 31, 2010, 2011, 2012, and 2013, as well as for the nine months ended December 31, 2012 and 2013. Item 3.A of Form 20-F, which is applicable to the Registration Statement pursuant to Item 4(a) of Form F-1, requires that selected financial information be presented for the registrant’s most recent five fiscal years; however, registrants are permitted to omit up to two of the earliest years in such five year period in certain circumstances. See Instructions to Item 3 of Form 20-F, which provides in part:

“If you are unable to provide selected financial data for the earliest two years of the five-year period, submit the required representation to us before or at the time you file the document. Disclose in the document that data for the earliest two years have been omitted and explain the reasons for the omission.”

See also Division of Corporation Finance, Financial Reporting Manual, Section 6420.4:

“… selected data for the earliest two years of the five-year period may be omitted if the registrant represents that the information cannot be provided without unreasonable effort or expense, and states the reasons for the omission in the filing. [Item 3.A of Form 20-F and Instruction 2 to Item 3.A]”

The Company respectfully requests that the Staff waive the requirement of Item 3.A. of Form 20-F. In connection with this request, we represent to the Commission, on behalf of the Company, that compliance with Item 3.A with respect to the presentation of selected financial information as of and for the Company’s fiscal year ended March 31, 2009 would require unreasonable effort and expense. Moreover, at the time the Company seeks effectiveness of the Registration Statement, the Registration Statement will include selected financial data for each of its then most recent five fiscal year periods.

SIMPSON THACHER & BARTLETT

Please note that wire transfers totaling US$128,800 in payment of the applicable filing fee relating to the Registration Statement for the indicative proposed maximum aggregate offering price of US$1 billion have been made to the Commission.

*    *    *

If you have any question regarding this letter or the Registration Statement, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosure

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers